ANNUAL REPORT 2010


10013640

SEC Mail Processing Section
DEC 16 2010

Celebrating 40 Years of Environmental Innovation and Looking Toward the Future

40

ecology and environment, inc.

Celebrating 40 Years of Green Solutions



Wetland delineations in the Wasatch Mountains, Davis County, Utah Apex Expansion pipeline project.

Inset Photo: E & E's innovative IT/GIS applications allow data from the field to be uploaded and analyzed by experienced multidisciplinary project teams.

Working Together, Finding Solutions

Ecology and Environment, Inc., ("E & E" or "the Company") is a recognized global leader in environmental management with the depth of knowledge, breadth of experience, and multidisciplinary resources to provide clients with smart, innovative solutions to a full range of environmental problems.

The Company offers a wide range of consulting services including strategic permitting, engineering, and environmental support for wind, solar, geothermal, pipeline, electric transmission, offshore energy, power generation, gasification, and other energy development projects.

We also offer environmental restoration and water resources planning; environmental, social and health impact assessment; sustainability planning and reporting; climate change solutions including greenhouse gas (GHG) emissions inventory and verification, energy efficiency tracking and audits (GreenMeter), green building design, and alternative transportation programs (GreenRide®); advanced information technology, geographic information systems (GIS), and data management; regulatory compliance support; pollution control engineering; and emergency planning and management. To provide these services, E & E employs specialists in over 85 engineering and scientific disciplines including the physical, biological, social, and health sciences. We have completed over 50,000 environmental projects in 96 countries and have worked for a wide variety of clients in nearly every ecosystem in the world.

Financial Highlights

	Fiscal year ending July 31				
	2010	2009	2008	2007	2006
Revenue	$144,875	$146,887	$110,533	$102,496	$97,080
Revenue less subcontract costs	113,806	108,862	94,699	85,281	80,861
Net income attributable to Ecology and Environment, Inc.	4,257	5,221	1,834	3,074	2,583
Net income per common share: basic	$1.02	$1.27	$0.43	$0.72	$0.61


Gross Revenue
(in millions)
$160
140
120
100
80
60
40
20
0
1970 - 2010


Cash Dividends Paid
(in millions)
$2.1
1.8
1.5
1.2
0.9
0.6
0.3
0
1970 - 2010


Book Value
(in millions)
$50
40
30
20
10
0
1970 - 2010

Over the past 40 years, E & E has grown revenue, paid and increased a cash dividend, and increased the book value of your company – these are key metrics of long term sustainability.

GreenRide® and GreenMeter are registered E & E service marks.

E & E has printed on 100% recycled paper since 1971. The paper used for this annual report is 100% recycled, 100% post consumer waste, processed chlorine free, manufactured with wind-generated energy, printed with soy-based inks, and certified by FSC, Green Seal, and SmartWood.

To Our Shareholders

Around the time of the very first Earth Day in 1970, Gerhard J. Neumaier, Frank B. Silvestro, Gerald A. Strobel, P.E., and Ronald L. Frank – four environmental specialists working at the Cornell Aeronautical Laboratory (Calspan) in Buffalo, NY – formulated a vision for an organization that would provide real solutions to the growing number of environmental problems that were being identified around the world at an accelerating rate. Realizing that it would take the talents of a multidisciplinary team of scientists, technicians and engineers, they left Calspan and founded Ecology and Environment, Inc. – a very modest operation in a loft over retail space in suburban Buffalo, NY.



The founders (from left to right), Messrs. Neumaier, Frank, Silvestro, and Strobel, break ground for E & E's Buffalo Corporate Center in 1987.

The founders' unique multi-disciplinary approach to environmental consulting quickly took hold, first with local projects, then with regional, national and overseas engagements. Much of the Company's early domestic consulting work grew from requirements for environmental impact assessments stemming from the passage of the National Environmental Policy Act of 1969 and subsequent legislation. Early on, the Company decided not to align with government or business exclusively, but to develop a reputation for scientific quality and validity that could serve either sector equally well. This underlying commitment to technically sound environmental solutions has sustained E & E's global growth in revenue and profit to the present day.


CONTRACTORS CARPETS

E & E began in the loft above this small, suburban Buffalo, NY retail store, shown at left. Today, we operate from our award-winning headquarters building and from 54 locations around the world.

E & E's Business Has Been Global in Scope from the Beginning

To date, E & E has worked in 96 countries and prepared reports in 44 languages. As the global demand for environmental services is increasing, we are well positioned. We have always thought of our mission as a global one – we have one Earth and one linked environment. We are well positioned in the global market today because of our activity over the past 40 years.

E & E first established its international presence in Tokyo in 1974. Shortly thereafter, as international energy sector business developed, Tokyo was followed by small operations in Mexico City, Caracas, and Jeddah. Our Middle Eastern operations expanded significantly once Ecology and Environment of Saudi Arabia Co., Ltd. (EESAL) was awarded the role of environmental consultant to the Royal Commission for Jubail and Yanbu, which was developing two huge new urban complexes in the desert kingdom.



1980-1984: E & E evaluated the cost of various air pollution control strategies for the entire complex at Yanbu and recommended the preferred control methods.

In the early 80's, the Company recognized that normalizing relations with the People's Republic of China could lead to business opportunities for an early market entrant. Then-CEO Gerhard Neumaier made several visits for meetings with top Chinese officials, paving the way for E & E to assist with the development of meaningful regulations and to provide solutions for existing point-source pollution problems.

We are currently in the midst of a four-year, $3 million project providing technical assistance for China's Sichuan Urban Development Project (SUDP), a $180 million program funded by the International Bank for Reconstruction and Development. Our Chinese affiliate is providing several senior western technical specialists to assist the SUDP Management Office in reviewing designs, preparing bid documents, managing contracts, and supervising construction of infrastructure facilities in Mianyang, Suining, Yibin, and Panzhihua. Construction will include local access roads, bridges, sewerage and wastewater collection systems, drainage aids, river embankment erosion control improvements, and general landscaping.





Top: E & E experts conduct a site investigation at the Dezhou City sewer system development under an Asia Development Bank and Chinese government co-financed environmental mitigation project.

Bottom: Sampling water quality at an evaporative/percolation basin near the Burgan Oil Fields of Southern Kuwait.

In South America, E & E's Walsh-Ecuador subsidiary has completed its environmental impact assessment (EIA) for the award-winning new Quito International Airport. We helped guide important design and operational decisions to ensure that the new facility is not only compatible with the sensitive ecosystems, but also contributes to conservation and recreational uses. When complete, it will be one of the few airports where a person with a three-hour flight layover can quickly access nature trails extending straight out from the terminal and go bird watching in a high-diversity forest.

Work is progressing on the Inter-American Development Bank's long-range contract to monitor environmental and social conditions associated with its credit guarantee for the $400 million Costanera Norte Toll Road being built across Santiago, Chile. The monitoring will continue through road construction and operation, with an anticipated completion date of late 2018.

E & E is conducting dozens of complex domestic and overseas tasks under various contracts with the Naval Facilities Engineering Command. We recently developed an Encroachment Control and Action Plan based on Navy and Marine Corps policy and guidance. This was conducted during the stand up of the first Navy "joint region" – Joint Region Marianas – a Department of Defense initiative to consolidate and streamline installation management functions across service components. Potential or future encroachment challenges focused on the pending relocation of select Marine Corps elements from the III Marine Expeditionary Forces from Okinawa, Japan to Guam.

Our global headquarters building was designed and constructed in 1988 by E & E's founders to embody environmental quality. In 2008, the building was awarded Platinum-level Leadership in Energy and Environmental Design (LEED) certification for existing buildings by the U.S. Green Building Council. We have been applying the corporate expertise that went into our planning for this headquarters facility for clients interested in reducing their carbon footprints to lessen their environmental impact. For example, last fall E & E worked with the State University of New York at Buffalo to develop a climate action plan (CAP) as part of their requirements as a signatory of the American College and University Presidents Climate Commitment. The CAP outlines a strategy to achieve climate neutrality through a combination of efficiencies such as building retrofits,


U.S. GREEN BUILDING COUNCIL
LEED PLATINUM
2008
E & E is an environmental pioneer. Our global headquarters is the world's oldest existing LEED Platinum building.

transportation infrastructure upgrades, telecommuting, material use reduction, high performance design for new facilities, and behavioral changes along with the purchase of carbon offsets and Renewable Energy Certificates.

Walsh Environmental Scientists and Engineers, Inc., an E & E subsidiary, is progressing on its six-year, $3 million contract with Colorado's Regional Transportation District (RTD), providing environmental services to support its FasTracks Program: a voter-approved, $4.7 billion capital construction project for nine rapid transit corridors in the seven-county Denver region. The scope of work includes Phase I and II environmental site assessments, underground tank services, technical services for RTD projects initiated under the state's Voluntary Cleanup Program, remediation design, services for asbestos and lead-based paint, data management, and associated technical services.



Military and local government representatives discuss encroachment at an E & E-facilitated workshop on the island of Guam. Participants worked collaboratively to develop recommendations that address encroachment issues through prevention, mitigation, or improved management.


SEATTLE
PORTLAND
GILLETTE
LANDER
SALT LAKE CITY
FT. COLLINS
LAKEWOOD
BOULDER
DENVER
GRAND JUNCTION
COLORADO SPRINGS
OAKLAND
SAN FRANCISCO
LONG BEACH
SAN DIEGO
PHOENIX
KANSAS CITY
CHICAGO
ALBANY
BUFFALO
PROVIDENCE
NEW YORK CITY
WASHINGTON, DC
VIRGINIA BEACH
LEXINGTON
WILLIAMSON
PIKEVILLE
OWENSBORO
CORBIN
GREENVILLE
DALLAS
AUSTIN
HOUSTON
BATON ROUGE
PENSACOLA
TALLAHASSEE
ORLANDO
WEST PALM BEACH
MIAMI
ANCHORAGE
KEY:
E & E Office Location
E & E Wind Project-Spinning
E & E Wind Project
E & E Solar Project
Total MWs Spinning: 2,811

We're Making Energy Production Greener

E & E's management recognized early on that the oil and gas industry provided outstanding opportunities for commercial consulting contracts due to federal and state permitting requirements for new facilities. In 1972, we opened our first field office in Houston, TX for a Tenneco gas pipeline project. A year later, we established a presence in Billings, MT, and subsequently, in Omaha, NE to support the Northern Border Gas Pipeline project.

In 1974, we received a major award from the U.S. Department of the Interior to monitor the design and construction of the massive Trans-Alaska Pipeline System for environmental compliance, and we opened our office in Anchorage, AK. Today, virtually all our domestic and international offices are involved with various aspects of energy development from both alternative energy sources and conventional carbon-based resources.

We have been very successful in securing work for the siting and environmental review of new wind farms. We have demonstrated considerable expertise in dealing with avian and bat population impacts. Our domestic projects from coast to coast represent 2,922 MW of wind generation currently in service as of October 2010.

E & E prepared an environmental impact statement (EIS) for Chevron Energy Solutions' Lucerne Valley Solar project for the U.S. Bureau of Land Management (BLM). The project consists of a proposed photovoltaic solar power plant on 516 acres (209 ha) of land in California's San Bernardino County. Our EIS evaluated the environmental effects of construction over a five-month period, and operation of a 49-MW solar field, control and maintenance building, and substation to provide interconnection to an existing 33-kV line. In October, U.S. Secretary of the Interior Ken Salazar approved the project, making it one of the first two large-scale solar energy plant projects to be constructed on U.S. public lands.



Site of the Lucerne Valley Solar Project, one of 50 we worked on in 8 states this fiscal year.



E & E biologists install acoustical bat monitoring equipment to support preconstruction surveys at a proposed wind farm site.

Also in California, the Company is preparing an EIS for issuance of solar and wind energy rights-of-way and geothermal leasing within the West Chocolate Mountains Renewable Energy Project Area. This work is being completed for BLM under our nationwide U.S. General Services Administration (GSA) environmental contract mechanism.

E & E is working on several environmental planning projects for the California Public Utilities Commission (CPUC). For example, we developed the CPUC's Proponent's Environmental Assessment Streamlining Approach currently in use for the Eldorado to Ivanpah Transmission project. We are preparing the third-party joint EIS/environmental impact report (EIR) and biological assessment which comprises construction of a new substation, installation of a telecommunications line, and a 36-mile (58-km), 115-kV transmission line upgrade spanning the California/Nevada border. We are also preparing an EIR for the 56-MVA 115/12-kV unattended Triton Substation in Riverside County. Fulfilling the promise in our ad by eliminating typical data gap delays, we are reducing the turnaround time in issuing the third-party EIR/EIS — as we were able to do in issuing the Draft, which was published on schedule despite the addition of an entire section.

The Company is supporting Clean Line Energy Partners to expedite its 800-mile (1,290-km), long-haul, high-voltage, direct current (HVDC) transmission line that will connect renewable resources on the Great Plains to consumers in Eastern markets. Phase I includes the evaluation of suitable corridors and the identification of preferred and alternate routes.

Get Your Green Light Faster

E & E drives schedules for project success.

40

We are currently promoting E & E's capabilities in all aspects of energy development in *North American Clean Energy* magazine.

As part of a four-year, $3.3 million project, E & E Brazil is conducting limnological and aquatic macrophyte monitoring during construction of the Santo Antonio Hydroelectric dam on the Madeira River, the Amazon's longest tributary. The monitoring, initiated prior to the reservoir filling phase and continuing through dam construction, encompasses over 186 miles (300 km) between the Jirau waterfalls and Cunia Lake.

Having prepared all the pre-construction environmental permitting support required for El Paso Corporation's Ruby Natural Gas Pipeline, which will extend from Opal, WY, through Utah and Nevada to Malin, OR, E & E is now providing required environmental inspections and reports during the 675-mile (1,086-km) pipeline's construction. Construction on the Ruby Natural Gas Pipeline began this summer and, with approvals from the Federal Energy Regulatory Commission, is the first-ever carbon-neutral pipeline.

Late in 2009, E & E's Walsh Peru subsidiary completed a socio-environmental prefeasibility assessment for the 822-mile (1,325-km) Kuntur gas pipeline, proposed to connect the existing Camisea-Lima pipeline with Peru's southern region. The pipeline is part of an integrated energy generation and distribution project crossing four Peruvian regions to carry gas to several cities. As part of our work, we developed a document management Web site for this project.

In January 2010, the GSA awarded the Company a nationwide Blanket Purchase Agreement to provide comprehensive energy services. GSA is one of the world's largest building managers with more than 350 million square feet (32.5 million square meters) of space in more than 2,000 communities. This program is part of a government strategic sourcing initiative to transform federal buildings into high performance green buildings with greater energy efficiency.


Partskhisi-Tsalka
Lot № CW/02-03
Kocks Consult Gmbh, and
Design-Consulting Company BT Ltd

E & E staff assesses the condition of stockpiled surcharge soil along the Samtskhe Javakheti Road, Republic of Georgia for the Millennium Challenge Corporation.



E & E has expanded its mining sector capabilities by joining with Engineering Consulting Services, Inc. (ECSI) of Lexington, KY to form ECSI, LLC.

We Make Resource Development Cleaner and Safer

Several firms in the E & E family of companies serve the coal and hard rock mining industries. In August 2010, we expanded our capabilities by joining with Engineering Consulting Services, Inc. (ECSI) of Lexington, KY, to form a new entity called ECSI, LLC. Our new partner is a consulting firm that provides integrated engineering, environmental, energy, and natural resources services to the mining and aggregates industry in the Applachian region. The two firms have had an established, decade-long working relationship and have won several multimillion-dollar projects together. ECSI has expanded through controlled and steady growth throughout its 27-year history. Today, it operates five offices in Kentucky and West Virginia with over 50 employees and $4-$5 million in annual sales. We look forward to adding their roster of technical capabilities to our resource development expertise.

E & E is conducting a high-profile, $1.1 million remedial investigation/feasibility study (RI/FS) for BLM at the former Red Devil mercury mine, located in a remote part of Alaska's Kuskokwim Mountains. Following years of interim BLM cleanup actions, our comprehensive RI/FS addresses contaminants remaining in tailings, calcines, and abandoned ore material and their impact on surface water, groundwater, and aquatic biota in Red Devil Creek and the Kuskokwim River. The project has required extensive logistics planning.

In June, the U.S. Environmental Protection Agency (EPA), the Texas Commission on Environmental Quality, and BLM commemorated issuance of a "Ready for Reuse" determination for the former Exell Helium Plant in Masterson, TX. E & E's 24-month, $800,000 project work in preparation for closure and clean up of the former helium and lead producing plant was instrumental in getting the "Ready for Reuse" certificate — the first to be issued to a U.S. Department of Interior facility nationally.

We're Reducing Pollution and Improving the World's Water Supplies

With rapidly expanding population, especially in poorer, developing nations, the availability of sufficient, safe, potable water has become a global challenge. The effects of climate change resulting from increasing carbon emissions are expected to compound the problem as sea levels rise and desertification affects more inland areas. E & E's very first project in 1970 involved laboratory analysis of a local wastewater source. Over the years, we have become involved with numerous projects involving point source water pollution control, stormwater runoff, industrial pretreatment, discharge permitting, and related issues.

The Company's demonstrated expertise in protecting water supplies was called upon in 1979, when we were awarded the first of a number of nationwide and regional projects to provide Technical Assistance Teams (TATs) to support the EPA with its oil and hazardous substances spill prevention and control program. The contract required us to open, staff, and begin operating offices in Washington, DC plus the 10 cities where EPA's regional offices were located – all within the required 90-days from notice of award.

Our performance on TAT helped us to earn additional multi-year, multi-million-dollar contracts to provide Field Investigation Teams (FITs) to EPA to investigate and plan mitigation for abandoned industrial and governmental hazardous waste sites. We won a number of additional major contracts over the years as we expanded our reputation for dealing with "Superfund" and related nuclear and mixed-waste sites where petroleum, chemical, and radiological pollutants were encroaching on water supplies. For many years, E & E was recognized as EPA's largest professional services contractor.



E & E is providing project oversight for the Phase I dredging of PCB contamination in the Hudson River.

After 9/11, E & E's ability to respond quickly to hazardous situations was called upon in a number of federal and state projects dealing with counterterrorism, particularly with regard to chemical and biological threats. Although the activity has reduced somewhat from the level of the past decade, we still are broadly involved with hazmat counterterrorism efforts.

In February 2010, the Louisiana Department of Natural Resources awarded E & E a $284,000 contract to assist in developing a statewide Groundwater Management Plan focusing on conservation and sustainability of surface and groundwater resources. Recent changes in Louisiana's water demand and hydraulic fracturing for gas recovery in the northern region of the state were the impetus for this comprehensive approach to water conservation.

We're Restoring Damaged Ecosystems for Future Generations

In May 2010, E & E was awarded a five-year, indefinite-delivery/quantity contract with a $12 million ceiling by the U.S. Army Corps of Engineers (USACE), Buffalo District for ecosystem restoration and environmental consulting services. Work will be performed primarily as part of the Great Lakes Restoration Initiative (GLRI) within USACE's Buffalo, Chicago, and Detroit Districts and could also include services throughout USACE's Great Lakes and Ohio River Division boundaries.

In July, we obtained a contract to prepare a comprehensive strategy to develop an Invasive Species (IS) Management Plan for New York State, where native plant communities within aquatic and terrestrial habitats have been severely altered by invasives. Most evident in riparian areas, Japanese knotweed, mugwort, bush honeysuckle, and buckthorn have formed dense monocultures along waterways. In some areas, these invasives have completely eliminated native cover types.



E & E conducted a pre-design sediment investigation to support the clean-up of the Buffalo River by EPA Great Lakes National Program Office under the Great Lakes Legacy Act.

Web-Based Solutions to Make a Sustainable World Easy

In 1973, E & E began offering its employees cash incentives for carpooling and commuting to work utilizing methods other than single-



Buffalo News article - June 25, 1979

occupancy automobiles. Over the years we refined and computerized our internal program, establishing the Web-based, GIS driven system we call GreenRide. In 2003, we recognized the commercial potential of marketing our technology and began selling a growing range of GreenRide programs to communities, universities, individual business, and government agencies throughout the USA and abroad.

This July, we launched Flex-T, a patent-pending Web-based paratransit and specialized transportation management program. Flex-T facilitates the consolidation of specialized and paratransit programs across multiple service agencies — including health, eldercare, economically disadvantaged, and rehabilitation programs — to increase utilization, consolidate passenger trips, reduce vehicle miles traveled, and improve customer service. A month later, we globally rolled out GreenRide Connect, a state-of-the-art Web-based platform that facilitates more sustainable transportation matches for commuters. Implemented at the multinational, national, municipal, or organizational level, GreenRide Connect reduces single-passenger vehicle use through an easy-to-use online interface that identifies personally relevant options for carpools, vanpools, bicycling, park-and-ride facilities, and public transit. Other GreenRide products developed by E & E include GreenFleet and Quickflow.

The Company recently conducted a comprehensive energy audit at the Weinberg Campus nursing and senior facility in suburban Amherst, NY using GreenMeter to collect, track and analyze energy information. When fully implemented, our recommendations should result in a 27% reduction in annual electricity bills and an estimated annual savings of $278,000, providing simple payback in under a year with projected total net savings of $1.1 million after five years. GreenMeter is a dynamic energy tracking and management tool we developed and offer clients for use on a subscription basis.

E & E Web brands that are making environmental sustainability easier for our clients.


GREENRIDE
CONNECT


FLEX-T®


GREENRIDE
GREENfleet


QUICKFLOW


Envella®
from compliance to sustainability


GREEN®
METER


Project EARTH®


CAMPS
Comprehensive Army Master Planning System

GreenMeter and Envella, as displayed above, as well as Flex-T® and Project Earth® are registered E & E service marks.

Interiorscape, one of America's leading magazines for the interior plantscape industry, featured the Platinum LEED-certified interior of E & E's headquarters on the cover of its 2010 Calscape Show publication. The August 2010 publication featured photos of E & E's atrium and cited the significance of building designs that support a biophilic connection in acquiring LEED certification, which includes promoting healthy work spaces and a sense of psychological, physical, and social well-being.



Interiorscape
America's Only Magazine for the Interior Plantscape Businessperson
CalScape Show Issue 2010
www.interiorscape.com
Plants for LEED • Maintaining Green Walls • Green Roof Installation • Best Projects Entry Form

Under three separate contracts with the USACE Fort Worth District, E & E has provided cost-effective, master planning services to help Fort Hood officials respond to the need for long-range planning and daily stationing requirements at one of the nation's largest military installations. Our work has included a full-service Real Property Master Plan and related support, including the development of the Long-Range Component, Capital Investment Strategy, Installation Design Guidelines, and various Area Development Plans. The project includes extensive use of the Comprehensive Army Master Planning System (CAMPS) ADP Tool Module and economic energy analysis we developed.

On January 1, 2010, E & E introduced Project Earth® (www.ProjectEarth.net). Project Earth is a global environmental network designed to connect schools around the world to help solve environmental problems. Through Project Earth, students are provided the tools to showcase innovative environmental projects and to connect and interact with other ecologically-minded young people around the world. Students are able to share ideas, resources, and solutions to environmental problems and participate in environmental contests, earning recognition for their efforts.

Project Earth has been endorsed globally by Green Cross International, the International Foundation for Survival and Development of Humanity, the Buffalo Niagara Riverkeeper, and others.

Over the past 40 years, E & E has achieved many great things that have positioned us for growth going forward. A history of innovative environmental solutions, an outstanding staff of employees, strong financial stability, and a global platform have put us in an excellent position. We owe it to our clients, our shareholders, our employees, our children, and our planet to achieve greater success in the next 40 years.

Kevin S. Neumaier, P.E.
President and Chief Executive Officer

Some Words from Our Chairman

When Frank, Ron, Gerry and I left Calspan to form E & E 40 years ago, we had visions of building a company that would one day become globally recognized as a leading element in making the world a cleaner and healthier place for mankind and other living things – all the while yielding a decent profit for doing so.



E & E became a publicly traded corporation on the American Stock Exchange in 1987.

Over the years, we progressed towards this goal, generally smoothly, but, like all other businesses, with some unexpected bumps along the way. After operating for 17 years as a privately held scientific and engineering consulting firm with a rented headquarters and testing laboratory building, a growing number of field offices, and a few foreign subsidiaries, we decided to raise public capital. The goal was to be able to boost our domestic and international expansion by acquisition and to provide funds for an expanded, environmentally state-of-the-art home office and nearby, a separate well-equipped analytical services center.

At that time, our Board of Directors made the strategic decision that, as a public company, we would focus on long-term growth, both in revenues and net income. What's more, we set the policy of sharing the positive results of our annual efforts with our Class A and Class B shareholders by issuing cash dividends. Very few, if any, publicly held professional service companies did so in 1987 or do today. I am proud to say that E & E's dividend rate has grown regularly for the past 23 years and was just raised by our Board to an annual rate of $0.44 per share, generating a yield of around 3.5 percent as of late October.

Looking ahead, we are well-positioned to respond to the accelerating demand for scientific and engineering services that help governments and industries make the positive moves required to counteract the humanly generated contributors to global warming and related environmental threats. Our 40-year history proves that as new challenges are identified, E & E gets there early, not only providing meaningful solutions for our consulting clients, but also generating a respectable return for our shareholders' investments. Under Kevin's leadership, I anticipate that the Company will continue to do so well into the future.



Gerhard J. Neumaier,
Chairman

Seasonal management of the grassland at E & E's Buffalo Corporate Center attracts regional wildlife with its food, cover, and nesting habitat.



Selected Consolidated Financial Data

	2010	2009	2008	2007	2006
	Year ended July 31, (In thousands, except share and per share amounts)				
Operating data:					
Revenues	$ 144,875	$ 146,887	$ 110,533	$ 102,496	$ 97,080
Income from operations	9,893	9,445	5,593	5,310	5,833
Income from continuing operations before income taxes	10,459	9,450	5,554	5,720	5,968
Net income attributable to Ecology and Environment, Inc.	$ 4,258	$ 5,221	$ 1,834	$ 3,074	$ 2,583
Net income per common share: basic and diluted	$ 1.02	$ 1.27	$ 0.43	$ 0.72	$ 0.61
Cash dividends declared per common share: basic and diluted	$ 0.42	$ 0.39	$ 0.36	$ 0.34	$ 0.33
Weighted average common shares outstanding: basic and diluted	4,160,816	4,115,921	4,259,663	4,281,431	4,264,105

	2010	2009	2008	2007	2006
	Year ended July 31, (In thousands, except per share amounts)				
Balance sheet data:					
Working capital	$ 38,950	$ 36,142	$ 36,871	$ 34,313	$ 28,306
Total assets	79,959	77,808	75,602	71,206	69,152
Long-term debt	767	404	482	385	342
Ecology and Environment, Inc. Shareholders' equity	44,864	41,051	39,254	40,913	37,627
Book value per share: basic and diluted	$ 10.79	$ 9.97	$ 9.22	$ 9.56	$ 8.82


ENTERING WETLANDS
WETLANDS
NO REFUELING
WITHIN
100 FEET

To help clients meet sustainable goals worldwide, E & E uses innovative techniques to delineate wetland locations, determine project impacts on wetlands, and provide recommendations for protecting this valuable natural resource.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities provided $2.4 million of cash during fiscal year 2010. This was mainly attributable to the reported $6.6 million in net income, a $1.1 million increase in income taxes payable, and a $.8 million decrease in income tax receivable. Offsetting these was an increase in contract receivables and a decrease in accounts payables. Contract receivables increased $5.7 million during fiscal year 2010 due to the increased work volume at Ecology and Environment, Inc. (Parent Company) during the fourth quarter with energy and international market customers. The Company believes these will be collected in a timely manner. Accounts payable decreased $3.1 million during fiscal year 2010 primarily due to the decreased subcontracted work in the fourth quarter.

Investment activities consumed $2.3 million of cash during fiscal year 2010 mainly attributable to the purchase of additional noncontrolling interest in Walsh Environmental (Walsh) by the Parent Company and the purchases of property, building and equipment of $2.0 million during fiscal year 2010. During the second quarter of fiscal year 2010, the Company purchased an additional noncontrolling interest in Walsh for $3,000,000 to increase its ownership to 76%. One third of the purchase price was paid in cash, one third was paid with E&E stock, and the remainder was issued as loans to be repaid over a two-year period. Offsetting this was the sale of 16.5 acres of land by the Company at its Walden Avenue facility in Lancaster, New York for the sum of approximately $959,000.

Financing activities consumed $2.6 million of cash during fiscal year 2010. The Company paid dividends in the amount of $1.7 million or $.41 per share. Net cash outflow on long-term debt and capital lease obligations was $.3 million due mainly to the repayment of loans and capital leases at two of the Parent Company's majority owned subsidiaries, E&E do Brasil and Walsh. Distributions to noncontrolling interests during fiscal year 2010 were approximately $.8 million.

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20.2 million at interest rates ranging from 3% to 5% at July, 31, 2010. Other credit lines are available solely for letters of credit in the amount of $13.5 million. The Company guarantees the line of credit of Walsh. Its lenders have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2010 and July 31, 2009 the Company had letters of credit outstanding totaling approximately $4.9 million and $.6 million, respectively. After letters of credit and loans, there was $28.9 million of availability under the lines of credit at July 31, 2010. The Company believes that cash flows from operations and borrowings against the lines of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

Results of Operations

Revenue

Fiscal Year 2010 vs 2009

Revenue for fiscal year 2010 was $144.9 million, a decrease of $2.0 million from the $146.9 million reported for fiscal year 2009 mainly attributable to decreases at the Parent Company and Walsh. Revenue at the Parent Company was $84.2 million for fiscal year 2010, a decrease of $3.8 million or 4% from the $88.0 million reported in the prior year. This decrease was attributable to work performed on contracts in the Company's federal government and state sectors offset by increases in work in the energy and international sectors. Revenues from the Parent Company's federal government sector were $27.2 million for fiscal year 2010, a decrease of $6.2 million from the $33.4 million reported in the prior year mainly attributable to decreased activity in contracts with the United States Department of Defense (DOD). Revenues from the Parent Company's state sector were $20.5 million for fiscal year 2010, down $4.1 million from the $24.6 million reported in fiscal year 2009. The decrease in state revenues was mainly attributable to decreased activity in Washington, New York and Florida due to the state budgetary constraints. Revenues from the Parent Company's commercial sector were $32.0 million for fiscal year 2010, up $2.0 million from the $30.0 million reported in fiscal year 2009 attributable to increased activity in the domestic energy market. Revenues from the Parent Company's international sector increased $4.5 million over the prior year mainly attributable to increased activity in the Middle East, Africa and China. Walsh reported revenues of $42.1 million for fiscal year 2010, a decrease of $3.5

million or 8% from the $45.6 million reported in fiscal year 2009 mainly attributable to the completion of work associated with a redevelopment project. E&E do Brasil reported revenue of $10.5 million for fiscal year 2010, an increase of $2.8 million or 36% from the $7.7 million reported in the prior year. The increase in revenue at E&E do Brasil was associated with increased work on contracts in the energy market.

E&E reported revenue of $41.0 million for the fourth quarter, comparable to the $41.1 million reported in the fourth quarter of the prior year. Revenue at the Parent Company was $25.3 million during the fourth quarter of fiscal year 2010, an increase of $1.5 million attributable to work performed on contracts in the Company's domestic energy market and international sector offset by decreases in work in the federal government and state sectors. Revenues from the Parent Company's commercial sector were $11.9 million for the fourth quarter of fiscal year 2010, an increase of $3.3 million from the $8.6 million reported in the fourth quarter of fiscal year 2009 attributable to increased activity in the domestic energy market. Revenues from the Parent Company's international sector were $1.8 million for the fourth quarter of fiscal year 2010, an increase of $1.5 million over the fourth quarter of the prior year. The increase in international revenues was mainly attributable to increased activity in the Middle East and Africa. Revenues from the Parent Company's federal government sector were $6.8 million for the fourth quarter of fiscal year 2010, a decrease of $1.3 million from the $8.1 million reported in the prior year mainly attributable to decreased activity with DOD contracts. Revenues from the Parent Company's state sector were $4.7 million for fourth quarter of fiscal year 2010, down $2.1 million from the $6.8 million reported in the fourth quarter of fiscal year 2009. The decrease in state revenues was mainly attributable to decreased activity in Illinois, California and New York. Walsh reported revenues of $10.2 million for the fourth quarter of 2010, a decrease of $3.0 million or 23% from the $13.2 million reported in the fourth quarter of fiscal year 2009 mainly attributable to the completion of work associated with a redevelopment project.

Fiscal Year 2009 vs 2008

Revenue for fiscal year 2009 was $146.9 million, an increase of $36.4 million or 33% from the $110.5 million reported in fiscal year 2008. The increase in revenue was due mainly to increases in revenue at the Parent Company and by Walsh in the energy, environmental restoration, asbestos and federal government sectors. Specifically, revenues from Walsh were $45.6 million for fiscal year 2009, an increase of 69% from the $27.0 million reported in fiscal year 2008. The increase in Walsh revenues was mainly attributable to increased activity in the environmental remediation and asbestos markets. Revenues from the Parent Company's federal government sector were $33.4 million for fiscal year 2009, up $12.0 million from the $21.4 million reported in the prior year. The increase in federal government revenues was mainly attributable to increased activity in contracts with the DOD and Environmental Protection Agency (EPA). Revenues from commercial clients of the Parent Company were $30.0 million for fiscal year 2009, an increase of 42% from the $21.2 million reported in fiscal year 2008. The increase in revenues from commercial clients was mainly attributable to increased activity in the domestic energy market. Offsetting these were decreases in revenue from the Parent Company's international and state markets. Revenue from state clients of the Parent Company was $24.6 million for fiscal year 2009, a decrease of $2.5 million from the $27.1 million reported in fiscal year 2008. State budgets are under pressure and the Company believes its state markets will continue to be impacted until the domestic economy recovers. Revenue from international clients of the Parent Company decreased $1.5 million during fiscal year 2009.

Revenues for the fourth quarter of fiscal year 2009 were $41.1 million, an increase of $7.7 million from the $33.4 million reported in the fourth quarter of the 2008. The increase in revenue was attributable to increased work in the Company's energy, environmental restoration, asbestos and federal government sectors. Walsh reported revenues of $13.2 million for the fourth quarter of fiscal year 2009, an increase of 74% from the $7.6 million reported in the fourth quarter of fiscal year 2008 due to increased activity in the environmental remediation and asbestos markets. Revenues of the Parent Company increased $1.7 million during the fourth quarter of fiscal year 2009 mainly attributable to increased activity in the energy and federal government markets, offset by a decrease in activity in the state market. Revenues from the Parent Company's federal government sector were $8.1 million for the fourth quarter of fiscal year 2009, an increase of 25% from the $6.5 million reported in the prior year. The increase in federal government revenues was mainly attributable to increased activity in contracts with DOD and EPA. Revenue from commercial clients of the Parent Company was $8.6 million for the fourth quarter of fiscal year 2009, an increase of $.7 million from the $7.9 million reported in the fourth quarter of fiscal year 2008. Revenue from state clients of the Parent Company was $6.8 million for the fourth quarter of fiscal year 2009, a decrease of $.6 million from the $7.4 million reported in the fourth quarter of fiscal year 2008.

Income Before Income Taxes

Fiscal Year 2010 vs 2009

The Company's income before income taxes was $10.5 million for fiscal year 2010, an increase of $1.0 million from the $9.5 million reported in fiscal year 2009. The majority of the increase is attributed to a gain on the sale of land. During the first quarter of fiscal year 2010, the Company recorded a sale of 16.5 acres of land at its Walden Avenue facility in Lancaster, New York for the sum of approximately $959,000 plus closing costs. This sale resulted in a gain of approximately $809,000 ($453,000 after tax) which positively impacted earnings by $.11 per share. Gross profits increased $5.7 million during fiscal year 2010. The gross margin percentage for fiscal year 2010 was 44%, up from the 40% reported for fiscal year 2009. The increase in gross margin percentage was attributable to a significant decrease in subcontract costs throughout the Company. Subcontract costs were $31.1 million for fiscal year 2010, a decrease of 18% from the $38.0 million reported in the prior year. Gross margin as a percentage of revenue less subcontract costs was 56% for fiscal year 2010, a slight increase from the 54% reported in fiscal year 2009. The increased gross profits were offset by higher indirect costs in fiscal year 2010. Indirect costs were $52.6 million for fiscal year 2010, an increase of $5.2 million from the $47.4 million reported in the fiscal year 2009 attributable to increased staffing levels and business development and proposal costs worldwide. The Company reached settlements with Kuwait and the federal government during fiscal year 2009. The Company settled the Kuwait tax dispute and the related accrual for uncertain tax position charges and reserved the $925,000 balance of receivables on the Middle East contracts which resulted in a net gain of approximately $.24 per share. Additionally, the Company derecognized reserves related to federal government contracts of $562,000 ($410,000 after tax) that positively impacted the Company's earnings by $.10 per share.

The Company's income before income taxes was $4.2 million for the fourth quarter of fiscal year 2010, an increase of $1.6 million from the $2.6 million reported in the fourth quarter of fiscal year 2009. Gross profits increased $2.0 million during the fourth quarter of fiscal year 2010. The gross margin percentage for the fourth quarter of fiscal year 2010 was 45%, up from the 40% reported for the fourth quarter of fiscal year 2009. The increase in gross margin percentage was attributable to a significant decrease in subcontract costs throughout the company. Subcontract costs were $8.2 million for the fourth quarter of fiscal year 2010, a decrease of $3.1 million from the $11.3 million reported in the fourth quarter of fiscal year 2009. Revenue less subcontract costs increased $3.0 million or 10% over the prior year while consolidated indirect costs for the fourth quarter of fiscal year 2010 were $13.7 million, up only slightly from the $13.3 million reported in the fourth quarter of fiscal year 2009. During the fourth quarter of fiscal year 2009, the Company derecognized reserves of $562,000 ($410,000 after tax) that positively impacted the Company's earnings by $.10 per share.

Fiscal Year 2009 vs 2008

The Company's income before income taxes was $9.5 million for fiscal year 2009, an increase of $3.9 million from the $5.6 million reported in fiscal year 2008. Gross profits increased $8.5 million during fiscal year 2009 as a result of the increased revenue reported at the Parent Company and Walsh offset by an increase in corporate wide subcontract costs. The gross margin percentage for fiscal year 2009 was 39.8%, down from the 45.3% reported for fiscal year 2008. The decrease in gross margin percentage was attributable to a significant increase in subcontract costs throughout the Company. Subcontract costs were $38.0 million for fiscal year 2009, an increase of 141% from the $15.8 million reported in the prior year. Gross margin as a percentage of revenue less subcontractor revenue and costs increased slightly during fiscal year 2009. The increased gross profits were offset by higher indirect costs in fiscal year 2009. Offsetting the increased revenue was an increase in indirect operating expenses throughout the company due to increased staffing and work levels. Consolidated indirect costs for fiscal year 2009 were $47.4 million, an increase of $4.4 million from the $43.0 million reported in fiscal year 2008. Staffing levels throughout the company increased 16% during fiscal year 2009 as a result of increased manpower needs necessary to accommodate the increase in revenue. The Company reached settlements with Kuwait and the federal government during fiscal year 2009. E&E, Inc. settled the Kuwait tax dispute and the related accrual for uncertain tax position charges and reserved the $925,000 balance of receivables on the Middle East contracts which resulted in a net gain of approximately $.24 per share. Additionally, the Company maintains reserves for annual indirect rate adjustments due to FAR and CAS compliance reviews by the federal government which covered fiscal years 1996 through 2004. During the fourth quarter of fiscal year 2009, the Company derecognized reserves related to federal government contracts of $562,000 ($410,000 after tax) as a result of a settlement with the federal government. The federal government settlement positively impacted the Company's earnings during the fourth quarter of fiscal year 2009 by $.10 per share.

The Company's income before income taxes was $2.6 million for the fourth quarter of fiscal year 2009, slightly down from the $2.8 million reported in the fourth quarter of fiscal year 2008. The fourth quarter of 2008 was impacted by a gain on foreign exchange transactions of $360,000. Gross profit increased during the fourth quarter of fiscal year 2009 as a result of increased revenues. The gross margin percentage for the fourth quarter of fiscal year 2009 was 39.7%, down from the 43.8% reported for the fourth quarter of fiscal year 2008. The decrease in gross margin percentage was attributable to a significant increase in subcontract costs throughout the company. Subcontract costs were $11.3 million for fiscal year 2009, up $5.7 million from the $5.6 million reported in the fourth quarter of fiscal year 2008. Gross margin as a percentage of revenue less subcontractor revenue and costs increased slightly during the fourth quarter of fiscal year 2009. Offsetting the increased revenue was an increase in indirect operating expenses throughout the company due to the increased staff and work levels. Consolidated indirect costs for the fourth quarter of fiscal year 2009 were $13.3 million, up 14% from the $11.7 million reported in the fourth quarter of fiscal year 2008. During the fourth quarter of fiscal year 2009, the Company derecognized reserves of $562,000 ($410,000 after tax) as a result of a settlement with the federal government. The federal government settlement positively impacted the Company's earnings during the fourth quarter of fiscal year 2009 by $.10 per share.

Income Taxes

The estimated effective tax rate for fiscal year 2010 is 37.3%, as compared to the 27.0% reported for fiscal year 2009. Excluding the favorable tax settlement in Kuwait, the estimated effective tax rate for fiscal year 2009 was 36.1%. The effective income tax rate had a nominal increase from fiscal year 2009 to fiscal year 2010 due to a decrease in partnership income. The noncontrolling interest on the partnership income is removed from the effective income tax rate and as the partnership income decreased, the reduction to the overall effective tax rate went from a negative 2.8 percent in fiscal year 2009 to a negative 1.3 percent in fiscal year 2010.

In March of 2009, the Company received a tax assessment from the Kuwait Ministry of Finance in the amount of approximately $2.6 million related to the contested taxes resulting from the work performed for the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC). A liability had been previously accrued for this tax including interest and penalties of approximately $4.3 million. The Company reached a favorable settlement with the Ministry of Finance in April 2009. Accordingly, the Company derecognized the remaining accrual of approximately $1.4 million (net of deferred tax) by reducing the income tax provision by $870,000 and reducing interest expense and general and administrative costs each by $275,000.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform on under contracts entered into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage of completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the Federal Acquisition Regulation (FAR), and the Cost Accounting Standards (CAS). These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

The Company maintains reserves for annual indirect rate submittal adjustments due to FAR and CAS compliance reviews by the federal government which covered fiscal years 1996 through 2004. The reserve decreased $562,000 ($410,000 after tax) during the fourth quarter of fiscal year 2009 as a result of a settlement with the federal government. The federal government settlement positively impacted the Company's earnings during the fourth quarter of fiscal year 2009 by $.10 per share.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the Defense Contract Audit Agency (DCAA). The DCAA audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that such audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

Allowance for Doubtful Accounts and Contract Adjustments

We reduce our accounts receivable and costs and estimated earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts and allowance for contract adjustments based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions.

Deferred Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Uncertain Tax Positions

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

Changes in Corporate Entities

On January 28, 2010 the Company purchased an additional equity of 18.7% of Walsh from noncontrolling shareholders for $3,000,000. One third of the purchase price was paid in cash, one third was paid with the Company's stock, and the remainder was taken as loans carrying an interest rate of 5% to be repaid over a two year period. The purchase price that was paid to the noncontrolling shareholders was at a premium over the book value of the stock.

On March 1st, Walsh purchased an 80% ownership interest in Lowham - Walsh Environmental Services LLC. This transaction was an asset purchase of the former Lowham Engineering LLC in Wyoming. Walsh contributed cash and assets into the newly formed entity and issued a five year promissory note bearing a six percent annualized interest rate for the assets of the former company.

On August 23, 2010 the Company purchased a 60% ownership interest in ECSI, LLC. This is a Lexington, Kentucky based engineering and environmental consulting company that specializes in mining work. The Company paid $1.0 million for this ownership interest. The newly formed company will be consolidated into the Company's financial reporting for the first quarter of fiscal year 2011.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Management's Report on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of
Ecology and Environment, Inc.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal controls include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of July 31, 2010 based on the criteria in Internal Control—Integrated Framework issued by the COSO. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of July 31, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.

By:



Chief Executive Officer

By:



Chief Financial and Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries (Collectively, the Company) as of July 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 31, 2010. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2010 in conformity with accounting principles generally accepted in the United States of America.



Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
October 28, 2010

Consolidated Balance Sheets

Assets	July 31, 2010	July 31, 2009
Current assets:		
Cash and cash equivalents	$ 14,229,894	$ 16,571,186
Investment securities available for sale	1,305,739	1,212,405
Contract receivables, net	47,096,456	41,693,034
Deferred income taxes	3,557,156	4,137,516
Income tax receivable	—	802,926
Other current assets	2,142,301	2,372,919
Total current assets	68,331,546	66,789,986
Property, building and equipment, net of accumulated depreciation, $21,040,900 and $19,302,306	8,664,453	8,258,441
Deferred income taxes	1,291,297	1,160,444
Other assets	1,671,636	1,599,204
Total assets	$ 79,958,932	$77,808,075
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$10,863,390	$13,866,425
Accrued payroll costs	7,451,310	7,216,316
Income taxes payable	1,083,911	—
Deferred revenue	236,737	103,509
Current portion of long-term debt and capital lease obligations	928,027	411,331
Other accrued liabilities	8,818,179	9,049,995
Total current liabilities	29,381,554	30,647,576
Income taxes payable	286,523	278,782
Deferred income taxes	289,531	152,836
Long-term debt and capital lease obligations	767,302	403,941
Commitments and contingencies (see note #17)	—	—
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,685,072 and 2,677,651 shares	26,850	26,776
Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,708,653 and 1,716,074 shares	17,088	17,162
Capital in excess of par value	20,059,200	20,093,952
Retained earnings	25,800,803	23,290,768
Accumulated other comprehensive income	815,906	441,965
Treasury stock - Class A common, 136,461 and 242,290 shares; Class B common, 64,801 shares, at cost	(1,855,466)	(2,819,138)
Total Ecology and Environment, Inc., shareholders' equity	44,864,381	41,051,485
Noncontrolling interests	4,369,641	5,273,455
Total shareholders' equity	49,234,022	46,324,940
Total liabilities and shareholders' equity	$79,958,932	$ 77,808,075

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	Year ended July 31,		
	2010	2009	2008
Revenue	$144,874,534	$146,886,938	$110,532,816
Cost of professional services and other direct operating expenses	49,623,816	50,383,876	44,658,180
Subcontract costs	31,068,357	38,025,409	15,833,829
Administrative and indirect operating expenses	38,166,067	34,309,408	31,013,505
Marketing and related costs	14,438,785	13,101,999	11,950,306
Depreciation	1,684,406	1,620,829	1,483,931
Income from operations	9,893,103	9,445,417	5,593,065
Interest expense	(222,558)	(77,238)	(431,287)
Interest income	107,211	202,052	441,190
Other expense	(68,349)	(41,064)	(183,246)
Gain on sale of property and equipment	809,200	—	—
Net foreign currency exchange gain (loss)	(59,718)	(78,930)	134,009
Income before income tax provision	10,458,889	9,450,237	5,553,731
Income tax provision	3,902,222	2,560,897	2,113,007
Net income	$6,556,667	$6,889,340	$3,440,724
Net income attributable to the noncontrolling interest	(2,299,060)	(1,668,066)	(1,606,338)
Net income attributable to Ecology and Environment, Inc.	$4,257,607	$5,221,274	$1,834,386
Net income per common share: basic and diluted	$1.02	$1.27	$0.43
Weighted average common shares outstanding: basic and diluted	4,160,816	4,115,921	4,259,663

The accompanying notes are an integral part of these consolidated financial statements.

A scientist collects data for noise and vibration studies for E & E's supplemental EIR addressing the expansion of the Wild Goose Natural Gas Storage Facility for the California Public Utilities Commission.

Consolidated Statements of Cash Flows

	Year ended July 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 6,556,667	$ 6,889,340	$ 3,440,724
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	1,684,406	1,620,829	1,483,931
Provision for deferred income taxes	472,455	1,742,493	888,140
Share-based compensation expense	485,945	446,412	339,625
Tax impact of share based compensation	102,737	—	33,457
Gain on sale of property and equipment	(809,200)	—	—
Provision for contract adjustments	637,846	(88,387)	360,505
(Increase) decrease in:			
- contracts receivable	(5,661,388)	(3,874,581)	(4,412,095)
- other current assets	233,414	(201,671)	(485,707)
- income tax receivable	802,926	(787,370)	1,341,657
- other non-current assets	(64,430)	18,793	109,571
Increase (decrease) in:			
- accounts payable	(3,120,409)	4,382,635	(969,721)
- accrued payroll costs	149,316	1,363,854	(349,043)
- income taxes payable	1,066,930	(671,355)	(470,187)
- deferred revenue	133,228	11,687	1,031
- other accrued liabilities	(236,704)	(1,170,196)	1,495,992
Net cash provided by operating activities	2,433,739	9,682,483	2,807,880
Cash flows provided by (used in) investing activities:			
Acquisition of noncontrolling interest of subsidiary	(1,000,000)	(27,879)	(116,677)
Purchase of Lowham Engineering LLC	(200,000)	—	—
Purchase of property, building and equipment	(1,992,724)	(1,869,016)	(1,447,573)
Proceeds from sale of property and equipment	959,200	—	—
Purchase of investment securities	(55,791)	(39,210)	(1,072,186)
Cash used in investing activities	(2,289,315)	(1,936,105)	(2,636,436)
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,684,482)	(1,546,359)	(1,492,207)
Proceeds from debt	468,038	632,185	1,014,100
Repayment of debt and capital lease obligations	(778,035)	(1,942,882)	(369,760)
Distributions to noncontrolling interests	(845,106)	(625,677)	(752,882)
Proceeds from sale of subsidiary shares to noncontrolling interests	227,562	69,108	—
Purchase of treasury stock	—	(1,832,123)	(5,636)
Net cash used in financing activities	(2,612,023)	(5,245,748)	(1,606,385)
Effect of exchange rate changes on cash and cash equivalents	126,307	(107,538)	58,512
Net increase (decrease) in cash and cash equivalents	(2,341,292)	2,393,092	(1,376,429)
Cash and cash equivalents at beginning of period	16,571,186	14,178,094	15,554,523
Cash and cash equivalents at end of period	$14,229,894	$ 16,571,186	$ 14,178,094

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Comprehensive Income (loss)	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interest	Comprehensive Income
Balance at July 31, 2007	A	2,661,498	$26,615	$20,051,446	$19,365,253	$299,102	168,821	$(1,692,496)	$3,582,968	$5,582,403
	B	1,732,227	$17,323							
Net income		—	—	—	1,834,386	—	—	—	1,606,338	3,440,724
Foreign currency translation adjustment		—	—	—	—	536,446	—	—	(224,703)	311,743
Cash dividends paid ($.36 per share)		—	—	—	(1,535,492)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	(881)	—	—	—	(881)
Repurchase of Class A common stock		—	—	—	—	—	536	(5,636)	—	—
Issuance of stock under stock award plan		—	—	(412,173)	—	—	(41,094)	412,173	—	—
Share-based compensation expense		—	—	339,625	—	—	—	—	—	—
Tax impact of share based compensation		—	—	33,457	—	—	—	—	—	—
FIN 48 Adjustment		—	—	—	—	—	—	—	(58,543)	—
Elimination of noncontrolling paid in capital		—	—	—	—	—	—	—	16,069	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(752,882)	—
Other		—	—	1,902	—	—	1,878	(16,704)	—	—
Balance at July 31, 2008	A	2,661,498	$26,615	$20,014,257	$19,664,147	$834,667	130,141	$(1,302,663)	$4,169,247	$9,333,989
	B	1,732,227	$17,323							
Net income		—	—	—	5,221,274	—	—	—	1,668,066	6,889,340
Foreign currency translation adjustment		—	—	—	—	(402,403)	—	—	20,590	(381,813)
Cash dividends paid ($.39 per share)		—	—	—	(1,594,653)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	9,701	—	—	—	9,701
Conversion of common stock - B to A	A	16,153	161	—	—	—	—	—	—	—
	B	(16,153)	(161)							
Repurchase of Class A common stock		—	—	—	—	—	207,941	(1,832,123)	—	—
Issuance of stock under stock award plan		—	—	(376,176)	—	—	(37,580)	376,176	—	—
Share-based compensation expense		—	—	446,412	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	41,229	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(625,677)	—
Other		—	—	9,459	—	—	6,589	(60,528)	—	—
Balance at July 31, 2009	A	2,677,651	$26,776	$20,093,952	$23,290,768	$441,965	307,091	$(2,819,138)	$5,273,455	$6,517,228
	B	1,716,074	$17,162							
Net Income		—	—	—	4,257,607	—	—	—	2,299,060	6,556,667
Foreign currency translation adjustment		—	—	—	—	423,493	—	—	(59,236)	291,546
Cash dividends paid ($.42 per share)		—	—	—	(1,747,572)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	23,159	—	—	—	23,159
Conversion of common stock - B to A	A	7,421	74	—	—	—	—	—	—	—
	B	(7,421)	(74)							
Issuance of stock under stock award plan		—	—	(372,172)	—	—	(42,675)	372,172	—	—
Share-based compensation expense		—	—	485,945	—	—	—	—	—	—
Tax impact of share based compensation		—	—	102,737	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	227,562	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(845,106)	—
Purchase of additional noncontrolling interests		—	—	(254,181)	—	(72,711)	(66,667)	616,670	(2,526,094)	—
Other		—	—	2,919	—	—	3,513	(25,170)	—	—
Balance at July 31, 2010	A	2,685,072	$26,850	$20,059,200	$25,800,803	$815,906	201,262	$(1,855,466)	$4,369,641	$6,871,372
	B	1,708,653	$17,088							

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc., ("E & E" or "Company") is a global broad-based environmental consulting firm whose underlying philosophy is to provide professional services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. The Company's staff is comprised of individuals representing 85 scientific, engineering, health, and social disciplines working together in multidisciplinary teams to provide innovative environmental solutions. The Company has completed more than 50,000 projects for a wide variety of clients in 96 countries, providing environmental solutions in nearly every ecosystem on our planet. Revenues reflected in the Company's consolidated statements of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

During fiscal years ended July 31, 2010, 2009 and 2008, the percentages of total revenues derived from contracts exclusively with the United States Department of Defense (DOD) were 8%, 14% and 11%.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Also reflected in the consolidated financial statements is the 50% ownership in the Chinese operating joint venture, The Tianjin Green Engineering Company. This joint venture is accounted for under the equity method. All significant intercompany transactions and balances have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the fiscal year 2010 consolidated financial statement presentation.

d. Codification

In June 2009, the Financial Accounting Standards Board (FASB) voted to approve the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Company adopted the Codification requirements beginning with its October 31, 2009 financial statements. The FASB Codification does not change U.S. generally accepted accounting principles, but combines all authoritative standards such as those issued by the FASB, the American Institute of Certified Public Accountants and the Emerging Issues Task Force into a comprehensive, topically organized online database.

e. Revenue recognition

Substantially all of the Company's revenue is derived from environmental consulting work. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Time and Materials	Consulting	As incurred at contract rates.
Fixed Price	Consulting	Percentage of completion, approximating the ratio of either total costs or Level of Effort (LOE) hours incurred to date to total estimated costs or LOE hours.
Cost-Type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Under these cost-type contracts, provisions for adjustments to accrued revenue are recognized on an annual basis and based on past audit settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The balance in the allowance for contract adjustments accounts principally represents a reserve for contract adjustments for the fiscal years 1996-2010.

We reduce our accounts receivable and costs and estimated earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions.

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and / or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues are recognized on change orders (including profit) when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenue on claims is not recognized until the claim is approved by the customer.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

f. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheets and statements of changes in shareholders' equity and comprehensive income. The cost of securities sold is based on the specific identification method. The Company had cumulative unrealized gains of approximately $36,000 and $13,000 in fiscal years 2010 and 2009, respectively.

g. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at the lower of cost or fair market value. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The additional building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

h. Fair value of financial instruments

The Company records and discloses certain financial assets and liabilities at their fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has not elected a fair value option on any assets or liabilities.

The three levels of the hierarchy are as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Generally this includes debt and equity securities and derivative contracts that are traded on an active exchange market (e.g., New York Stock Exchange) as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, credit risks, etc.) or can be corroborated by observable market data.

Level 3 Inputs – Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The following table presents the level within the fair value hierarchy at which the Company's financial assets are measured on a recurring basis.

Financial assets as of July 31, 2010:

Assets	Level 1	Level 2	Level 3	Total
Money market mutual funds	$4,852,348	$ —	$ —	$4,852,348
Investment securities available for sale	50,895	1,254,844	—	1,305,739
Total	$4,903,243	$1,254,844	$ —	$6,158,087

Financial assets as of July 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
Money market mutual funds	$6,279,470	$ —	$ —	$6,279,470
Investment securities available for sale	50,895	1,161,510	—	1,212,405
Total	$6,330,365	$1,161,510	$ —	$7,491,875

The carrying amount of cash and cash equivalents, contract receivables, notes receivable and accounts payable at July 31, 2010 and July 31, 2009 approximate fair value. Long-term debt consists of bank loans and capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2010 and July 31, 2009 approximates fair value. There were no financial instruments classified as level 3.

i. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates transaction adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2008-2010.

j. Income taxes

The Company follows the asset and liabilities approach to account for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could change in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

Income tax expense includes U.S. and international income taxes, determined using an estimate of the Company's annual effective tax rate. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and net operating loss carryforwards.

The Company has significant deferred tax assets, resulting principally from contract reserves, accrued compensation and fixed assets. The Company periodically evaluates the likelihood of realization of deferred tax assets, and has determined that no valuation allowance is necessary.

Additionally, the FASB ASC Topic Income Taxes, prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This topic also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

k. Pension costs

Ecology and Environment Inc. (Parent Company) has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Parent Company's employees. The annual expense of the Parent Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Parent Company's Board of Directors. Benefits under this plan are funded as accrued. Walsh Environmental (Walsh) has a defined contribution plan providing deferred benefits for substantially all of their employees. Walsh contributes a percentage of eligible wages up to a maximum of 4%. Expenses are recorded as they are accrued.

l. Stock based compensation

The FASB ASC Topic Compensation requires companies to expense the value of employee stock options and similar awards. Share-based payment awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised.

m. Earnings per share (EPS)

Basic and diluted EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. The Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B shares are equal amounts. See Note 15 to Consolidated Financial Statements for additional information.

n. Comprehensive Income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

o. Impairment of Long-Lived Assets

The Company assesses recoverability of the carrying value of long-lived assets by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company identified no events or changes in circumstances that necessitated an evaluation for an impairment of long-lived assets.

p. Goodwill

The total goodwill of approximately $1.1 million is subject to an annual assessment for impairment. The Company's most recent annual impairment assessment for goodwill was completed during the fourth quarter of fiscal year 2010. The results of this assessment showed that the fair values of the reporting units, using a discounted cash flow method, to which goodwill is assigned was in excess of the book values of the respective reporting units, resulting in no goodwill impairment. Goodwill is also assessed for impairment between annual assessments whenever events or circumstances make it more likely than not that an impairment may have occurred. The Company identified no events or changes in circumstances that necessitated an evaluation for an impairment of goodwill.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2010 and 2009, short-term investments consist of money market funds. Short-term investments amounted to approximately $4.9 million at July 31, 2010 and $6.3 million at July 31, 2009 and are reflected in cash and cash equivalents in the accompanying consolidated balance sheets and statements of cash flows.

4. Contract Receivables, net

	July 31, 2010	July 31, 2009
United States government -		
Billed	$2,445,658	$2,546,741
Unbilled	3,528,728	3,784,894
	5,974,386	6,331,635
Commercial customers and state and municipal governments -		
Billed	22,772,335	21,051,958
Unbilled	21,723,408	16,829,779
	44,495,743	37,881,737
Allowance for doubtful accounts and contract adjustments -	(3,373,673)	(2,520,338)
	$47,096,456	$41,693,034

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred. Management anticipates that the July 31, 2010 unbilled receivables will be substantially billed and collected within one year. Within the above billed balances are contractual retainages in the amount of approximately $546,000 at July 31, 2010 and $217,000 at July 31, 2009. Management anticipates that the July 31, 2010 retainage balance will be substantially collected within one year.

5. Property, Building and Equipment, net

	July 31, 2010	2009
Land and land improvements	$ 393,051	$ 673,970
Buildings and building improvements	11,927,345	11,440,973
Equipment	3,198,889	2,614,176
Information technology equipment	8,660,433	7,871,267
Office furniture and equipment	3,501,428	3,182,009
Leasehold improvements and other	2,024,207	1,778,352
	$29,705,353	$27,560,747
Accumulated depreciation and amortization	(21,040,900)	(19,302,306)
	$ 8,664,453	$ 8,258,441

6. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20.2 million at interest rates ranging from 3% to 5% at July 31, 2010. Other lines are available solely for letters of credit in the amount of $13.5 million. The Company guarantees the line of credit of Walsh. Its lenders have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2010 and July 31, 2009 the Company had letters of credit outstanding totaling approximately $4.9 million and $.6 million, respectively. After letters of credit and loans, there was $28.9 million of availability under the lines of credit at July 31, 2010.

7. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations consists of the following:

	July 31, 2010	2009
Various bank loans and advances at subsidiaries with interest rates ranging from 5% to 14%	$1,450,247	$531,031
Capital lease obligations at subsidiaries with varying interest rates averaging 11%	245,082	284,241
	1,695,329	815,272
Current portion of debt and capital lease obligations	(928,027)	(411,331)
Long-term debt and capital lease obligations	$767,302	$403,941

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2010 are as follows:

Fiscal Year	Amount
2011	$928,027
2012	610,184
2013	92,549
2014	52,440
2015	12,129
Thereafter	—
	$1,695,329

8. Income Taxes

The provision (benefit) for income taxes for the years ended July 31 was as follows:

	Fiscal Year 2010	2009	2008
Current:			
Federal	$ 1,381,857	$ (864,823)	$ 72,694
State	411,636	393,385	172,021
Foreign	1,636,274	1,289,842	980,152
	$ 3,429,767	$ 818,404	$ 1,224,867
Deferred:			
Federal	$ 262,326	$ 2,072,947	$ 1,117,191
State	77,151	33,019	84,164
Foreign	132,978	(363,473)	(313,215)
	$ 472,455	$ 1,742,493	$ 888,140
	$ 3,902,222	$ 2,560,897	$ 2,113,007

A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) for the years ended July 31 was as follows:

	2010	2009	2008
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Re-evaluation of tax contingencies	—	(9.1%)	—
Income from "pass-through" entities taxable to noncontrolling partners	(1.3%)	(2.8%)	(5.8%)
International rate differences	(0.9%)	(0.1%)	(0.1%)
Foreign dividend income	1.9%	0.6%	0.7%
State taxes, net of federal benefit	3.1%	2.7%	4.1%
Other	0.5%	1.5%	5.1%
Total	37.3%	27.0%	38.0%

The significant components of deferred tax assets (liabilities) as of July 31 are as follows:

	2010 Current	2010 Noncurrent	2009 Current	2009 Noncurrent
Contract and other reserves	$2,946,530	$ —	$3,137,879	$ —
Fixed assets and intangibles	—	527,294	—	574,558
Accrued compensation and expenses	561,213	400,350	705,454	413,399
Net operating loss carryforwards	—	234,693	—	81,481
Foreign and state income taxes	—	80,666	73,420	—
Accrued interest	—	—	19,259	—
Federal benefit on state deferred taxes	(156,705)	(51,663)	(205,169)	(52,162)
Other	206,119	99,957	406,673	143,169
Net deferred tax assets	$3,557,157	$1,291,297	$4,137,516	$1,160,445
Other	$ —	$(289,531)	$ —	$(152,836)
Net deferred tax liabilities	$ —	$(289,531)	$ —	$(152,836)

The FASB ASC Topic Income Taxes clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The first step involves assessing whether the tax position is more likely than not to be sustained upon examination based on the technical merits. The second step involves measurement of the amount to recognize. Tax positions that meet the more likely then not threshold are measured at the largest amount of tax benefit greater than 50% likely of being realized upon ultimate finalization with tax authorities. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

For fiscal year 2010, there was no one item that significantly impacted the change in the deferred tax assets and liabilities.

For fiscal year 2009, the net change in the deferred tax assets and liabilities was due mainly to a decrease in a deferred tax asset related to the settlement of a liability for uncertain tax positions. In March of 2009, the Company received a tax assessment from the Kuwait Ministry of Finance in the amount of approximately $2.6 million related to the contested taxes resulting from the work performed for the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC). A liability had been previously accrued for this tax including interest and penalties of approximately $4.3 million. The Company reached a favorable settlement with the Ministry of Finance in April 2009. Accordingly, the Company has derecognized the remaining accrual of approximately $1.4 million (net of deferred tax) by reducing the income tax provision by $870,000 and reducing interest expense and general and administrative costs each by $275,000. For the fiscal year ended July 31, 2009, the Company incurred a foreign exchange gain of $275,000 to adjust both the accrual for uncertain tax positions related to the Kuwait tax reserve and the related federal tax benefit to current exchange rates.

The Company has not recorded income taxes applicable to undistributed earnings of all foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2010, these amounts of undistributed earnings related primarily to operations in Saudi Arabia, Chile, Peru and Ecuador of approximately $5,693,000.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. In September of 2007, the Internal Revenue Service (IRS) concluded the audits of fiscal 2004 through 2006. In fiscal year 2010, the IRS completed the audit for fiscal year 2008 with no proposed changes. In September 2010, the IRS completed the audit for fiscal year 2009 with no proposed changes. The Company's tax matters for the fiscal year 2007 remains subject to examination by the IRS. The Company's New York State tax matters have been concluded for years through fiscal 2005 and the statute of limitations has expired for fiscal 2006. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

As of July 31, 2010, for federal income tax return purposes, the Company has used all of their U.S. net operating loss carryforwards. The remaining net operating losses pertain to losses in Brazil.

At July 31, 2010 and July 31, 2009, the Company had approximately $241,000 and $290,000, respectively, of gross unrecognized tax benefits (UTPs) that if recognized, would favorably affect the effective income tax rate in future periods. It is reasonably possible that the liability associated with our UTPs will increase or decrease within the next twelve months. At this time, an estimate of the range of the reasonably possible outcomes cannot be made. At July 31, 2010 and 2009, the liability for UTPs and associated interest and penalties are classified as noncurrent liabilities.

A reconciliation of the beginning and ending amount of UTPs as of July 31 is as follows:

	2010	2009
Beginning balance	$290,495	$2,746,504
Adjustment for foreign currency affect on items already recorded	—	(206,542)
Reductions for tax positions of prior years for:		
- Changes in judgment	(4,627)	—
- Settlements during the period	—	(2,249,467)
- Changes in non-controlling interests	19,530	—
- Lapses of the applicable statute of limitations	(64,498)	—
Ending balance	$240,900	$290,495

9. Other Accrued Liabilities

	July 31, 2010	July 31, 2009
Allowance for contract adjustments	$3,483,876	$3,417,828
Billings in excess of revenue	3,891,381	4,101,761
Other	1,442,922	1,530,406
	$8,818,179	$9,049,995

Included in other accrued liabilities is an allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $3.5 million at July 31, 2010 and July 31, 2009. The allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable.

10. Stock Award Plan

Ecology and Environment, Inc. has adopted a 1998 Stock Award Plan effective March 16, 1998 (1998 Plan). To supplement the 1998 Plan, a 2003 Stock Award Plan (2003 Plan) was approved by the shareholders at the Annual Meeting held in January 2004 and a 2007 Stock Award Plan (2007 Plan) was approved by the shareholders at the Annual Meeting held in January of 2008 (the 1998 Plan, 2003 Plan and the 2007 Plan collectively referred to as the Award Plan). The 2003 Plan was approved retroactive to October 16, 2003 and terminated on October 15, 2008 and the 2007 Plan was approved retroactive to October 18, 2007 and will terminate October 17, 2012. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to received awards of Class A Common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the Company stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company awarded 42,675 shares valued at approximately $707,000 in October 2009 pursuant to the Award Plan. These awards issued have a three year vesting period. The "pool" of excess tax benefits accumulated in Capital in Excess of Par Value was $225,000 and $122,000 at July 31, 2010 and July 31, 2009, respectively. Total gross compensation expense is recognized over the vesting period. Unrecognized compensation expense was approximately $551,000 and $370,000 at July 31, 2010 and July 31, 2009, respectively.

11. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Cash Dividend

For fiscal year 2010 and 2009, the Company declared cash dividends of approximately $1.7 million and $1.6 million, respectively. Within accounts payable, the Company recorded outstanding dividend payables at July 31, 2010 and 2009 of approximately $880,000 and $817,000.

c. Stock Repurchase

The Company purchased 207,941 shares of its Class A common stock during the fiscal year ended July 31, 2009 pursuant the Company's share repurchase program. In October of 2008, the Company repurchased 197,594 shares of Class A common stock at $8.75 per share in a single transaction. The Company's Board of Directors approved a 200,000 share repurchase program in January 2004 and an additional 200,000 share repurchase program in February 2006.

d. Noncontrolling Interest

On August 1, 2009, the Company adopted authoritative accounting guidance that requires the ownership interests in subsidiaries held by parties other than the parent, and income attributable to those parties, be clearly identified and distinguished in the parent's consolidated financial statements. Consequently, the Company's noncontrolling interest is now disclosed as a separate component of the Company's consolidated equity on the balance sheets, rather than a "mezzanine" item between liabilities and equity. Further, earnings and other comprehensive income are now separately attributed to both the controlling and noncontrolling interests. Earnings per share continues to be calculated based on net income attributable to the Company's controlling interest. The impact on the Company's financial position and results of operations from the adoption of this authoritative accounting guidance is presented in the tables below:

	Fiscal year ended July 31, 2009 Consolidated Statements of Operations		Fiscal year ended July 31, 2008 Consolidated Statements of Operations	
	As Reported	As Adjusted	As Reported	As Adjusted
Minority interest	$(1,668,066)	$ —	$(1,606,338)	$ —
Net income	5,221,274	6,889,340	1,834,386	3,440,724
Net income attributable to noncontrolling interests	—	1,668,066	—	1,606,338
Net income attributable to Ecology and Environment, Inc.	—	5,221,274	—	1,834,386

On January 28, 2010 the Company purchased an additional equity of 18.7% or approximately $2,360,000 of Walsh from noncontrolling shareholders for $3,000,000. One third of the purchase price was paid in cash, one third was paid with the Company's stock, and the remainder was taken as loans carrying an interest rate of 5% to be repaid over a two year period. The purchase price that was paid to the noncontrolling shareholders was at a premium over the book value of the stock. This has created an entry to reduce the additional paid in capital account of approximately $638,000. On March 1st, Walsh purchased an 80% ownership interest in Lowham - Walsh Environmental Services LLC. This transaction was an asset purchase of the former Lowham Engineering LLC in Wyoming. Walsh contributed cash and assets into the newly formed entity and issued a five year promissory note bearing a six percent annualized interest rate for the assets of the former company. All other transactions with noncontrolling shareholders for fiscal year ended July 31, 2010 were made at a value approximating book value.

Effects of changes in the Company's ownership interest in its subsidiaries on the Company's equity:

	Fiscal Year ended July 31,2010	Fiscal Year ended July 31,2009
Transfers to noncontrolling interest:		
Sale of 310 Walsh common shares	$ —	$ 64,920
Sale of 20 Walsh common shares	—	4,188
Sale of 160 Walsh common shares	40,850	—
Sale of 196 Walsh common shares	50,040	—
Sale of 200 Lowham – Walsh common shares	52,222	—
Sale of 15,000 Walsh Peru common shares	84,450	—
Total transfers to noncontrolling interest	227,562	69,108
Transfers from noncontrolling interest:		
Purchase of 112 Walsh common shares	—	(27,332)
Purchase of 2 Walsh Peru common shares	—	(547)
Purchase of 182 Walsh common shares	(59,486)	—
Purchase of 7,343 Walsh common shares	(2,289,778)	—
Purchase of 11,000 Walsh Peru common shares	(126,830)	—
Purchase of 50 Gestion Ambiental Consultores common shares	(50,000)	—
Total transfers from noncontrolling interest	(2,526,094)	(27,879)
Transfers to (from) noncontrolling interest	$(2,298,532)	$41,229

There were no transfers to (from) noncontrolling interest in fiscal year 2008.

12. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and some of their children. The agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

13. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts.

At July 31, 2010, future minimum rental commitments are as follows:

Fiscal Year	Amount
2011	$ 2,892,723
2012	2,315,135
2013	2,056,010
2014	1,521,590
2015	831,612
Thereafter	1,135,407

Lease agreements may contain step rent provisions and/or free rent concessions. Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments. Gross rental expense under the above lease commitments for 2010, 2009, and 2008 was approximately $3.2 million, $3.0 million and $2.6 million, respectively.

14. Defined Contribution Plans

Contributions to the Parent Company's defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. Walsh's defined contribution plan provides for mandatory employer contributions to match 100% of employee contributions up to 4% of each participant's compensation. The total expense under the plans for fiscal years 2010, 2009, and 2008 was approximately $2.0 million, $1.8 million, and $1.6 million, respectively.

15. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2010	2009	2008
Total income available to common stockholders	$ 4,257,607	$ 5,221,274	$ 1,834,386
Dividend paid	1,747,572	1,594,653	1,535,492
Undistributed earnings	$ 2,510,035	$ 3,626,621	$ 298,894
Weighted-average common shares outstanding: basic and diluted	4,160,816	4,115,921	4,259,663
Distributed earnings per share	$ .42	$ .39	$ .36
Undistributed earnings per share	.60	.88	.07
Total earnings per share	$ 1.02	$ 1.27	$ .43

After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note 11, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

Effective August 1, 2009, the Company has determined that its unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities. These securities shall be included in the computation of earnings per share (EPS) pursuant to the two-class method. The resulting impact was to include unvested restricted shares in the basic weighted average shares outstanding calculation. The impact for fiscal years 2010, 2009, and 2008 was approximately 109,000, 133,000, and 95,000 shares, respectively.

16. Segment Reporting

Segment information for fiscal year ended July 31, 2010 is as follows:

Geographic information:

	Revenue	Long-Lived Assets
United States	$101,840,534	$25,991,353
Foreign countries	43,034,000	3,714,000

Segment information for fiscal year ended July 31, 2009 is as follows:

Geographic information:

	Revenue	Long-Lived Assets
United States	$116,571,938	$24,830,747
Foreign countries	30,315,000	2,730,000

Segment information for fiscal year ended July 31, 2008 is as follows:

Geographic information:

	Revenue	Long-Lived Assets
United States	$88,931,816	$23,929,584
Foreign countries	21,601,000	2,724,000

17. Commitments and Contingencies

From time to time, the Company is a named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

18. Recent Accounting Pronouncements

In June 2009, the FASB issued guidance on the consolidation of variable interest entities, which required revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company is required to adopt these provisions on August 1, 2010. The Company does not believe the adoption will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In January 2010, the Financial Accounting Standards Board updated the authoritative guidance for fair value measurements with new disclosure requirements. These requirements include disclosures on the transfers of assets and liabilities between Level 1 (measurements based on quoted prices in active markets for identical assets or liabilities) and Level 2 (measurements based on significant other observable inputs) of the fair value measurement hierarchy, and a roll-forward of activities on purchases, sales, issuance, and settlements of Level 3 (measurements based on significant unobservable inputs) assets and liabilities. The new disclosures are effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll-forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Company does not believe the adoption of this guidance will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

19. Supplemental Cash Flow Information Disclosure

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $224,000, $181,000, and $125,000 for fiscal years 2010, 2009, and 2008, respectively. Cash paid for income taxes amounted to approximately $1.5 million, $2.2 million, and $1.2 million for fiscal years 2010, 2009, and 2008, respectively. On March 1st, 2010, as part of the formation of Lowham - Walsh Environmental Services LLC., the entity issued a five year promissory note for approximately $80,000 bearing a six percent annualized interest rate. During the second quarter of fiscal year 2010, the Company purchased an additional 18.7% of Walsh from its noncontrolling shareholders for $3.0 million. One third of the purchase price was paid in cash, one third was paid with the Company's stock, and the remainder was taken as loans to be repaid over a two year period. During fiscal year 2010, 2009 and 2008, Walsh Peru financed vehicles and computer equipment through capital leases of approximately $95,000, $273,000 and $43,000, respectively.

20. Subsequent Events

On August 23, 2010 the Company purchased a 60% ownership interest in ECSI, LLC. This is a Lexington, Kentucky based engineering and environmental consulting company that specializes in mining work. The Company paid $1.0 million for this ownership interest. The newly formed company will be consolidated into the Company's financial reporting for the first quarter of fiscal year 2011.

21. Selected Quarterly Financial Data (unaudited)

(In thousands, except per share information)

2010	First	Second	Third	Fourth
Revenues	$ 39,475	$ 31,062	$ 33,350	$ 40,988
Income from operations	2,375	1,519	1,847	4,152
Income from continuing operations before income taxes	3,176	1,349	1,781	4,153
Net income	$ 1,400	$ 235	$ 747	$ 1,876
Net income per common share: basic and diluted	$ .34	$ .06	$ .18	$ .44

2009	First	Second	Third	Fourth
Revenues	$ 33,692	$ 34,069	$ 38,016	$ 41,110
Income from operations	3,194	2,125	1,583	2,543
Income from continuing operations before income taxes	3,123	1,964	1,784	2,579
Net income	$ 1,475	$ 965	$ 1,722	$ 1,059
Net income per common share: basic and diluted	$ .35	$ .24	$ .42	$ .26


Lowham Walsh, LLC provides a wide range of environmental services including oil and gas consulting, energy permitting, and mining services.

Market for E & E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock was traded on the AMEX prior to September 8, 2008. Beginning on September 8, 2008, the Company's Class A Common Stock has been listed on NASDAQ. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange, or NASDAQ as appropriate, for the periods indicated.

FISCAL 2010	High	Low
First Quarter (commencing August 1, 2009 - October 31, 2009)	$ 17.00	$ 14.69
Second Quarter (commencing November 1, 2009 - January 30, 2010)	16.23	14.07
Third Quarter (commencing January 31, 2010 - May 1, 2010)	15.30	13.15
Fourth Quarter (commencing May 2, 2010 - July 31, 2010)	13.61	11.91

FISCAL 2009	High	Low
First Quarter (commencing August 1, 2008 - November 1, 2008)	$ 11.35	$ 8.10
Second Quarter (commencing November 2, 2008 - January 31, 2009)	13.50	7.61
Third Quarter (commencing February 1, 2009 - May 2, 2009)	14.65	11.30
Fourth Quarter (commencing May 3, 2009 - July 31, 2009)	15.20	11.85

As of September 30, 2010, the number of holders of record of the Company's Common Stock was 446. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.



Our reestablishment of native plant species in the wetland/floodplain habitat of the 125-acre (50.5 ha) nature preserve at E & E's corporate headquarters attracts 200 different animals, including several new species.



ecology and environment, inc.

Celebrating 40 Years of Green Solutions

BOARD OF DIRECTORS

Gerhard J. Neumaier
 Chairman and Director
Frank B. Silvestro
 Executive Vice President and Director
Gerald A. Strobel, P.E.
 Executive Vice President of Technical Services and Director
Ronald L. Frank
 Executive Vice President, Secretary, and Director
Gerard A. Gallagher, Jr., retired Company officer and Director
Michael C. Gross, insurance broker and Director
Ross M. Cellino, attorney and Director
Timothy Butler, retired bank executive and Director

CORPORATE OFFICERS

Gerhard J. Neumaier
 Chairman
Kevin S. Neumaier, P.E.
 President and Chief Executive Officer
Frank B. Silvestro
 Executive Vice President
Gerald A. Strobel, P.E.
 Executive Vice President of Technical Services
Ronald L. Frank
 Executive Vice President, Secretary
Laurence M. Brickman, Ph.D.
 Senior Vice President
Kevin Donovan
 Senior Vice President
Gerard A. Gallagher, III
 Senior Vice President of Environmental Sustainability
Roger J. Gray
 Senior Vice President
Fred J. McKosky, P.E.
 Senior Vice President
Ronald J. Skare
 Senior Vice President
Nancy Aungst
 Vice President
James B. Collins
 Vice President
Timothy J. Grady, P.E.
 Vice President
Craig Hathaway, C.P.A.
 Vice President of Finance
Cheryl A. Karpowicz, AICP
 Vice President
H. John Mye, P.E.
 Vice President, Treasurer and Chief Financial Officer
Christopher L. Quina, P.G.
 Vice President
Richard Rudy, P.G., C.P.G.
 Vice President
George A. Rusk, J.D.
 Vice President
Carmine A. Tronolone
 Vice President
George W. Welsh
 Vice President
Colleen C. Mullaney-Westfall, J.D.
 Assistant Secretary

CORPORATE OFFICE

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: jmye@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING

NASDAQ® Global Market
Ticker Symbol: EEI

INDEPENDENT AUDITOR

Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

FORM 10-K

E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:
Mr. H. John Mye, Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

OTHER OFFICES

Albany
Anchorage
Austin
Baton Rouge
Boulder
Chicago
Colorado Springs
Corbin
Dallas
Denver
Fort Collins
Gillette
Grand Junction
Greenville
Houston
Kansas City
Lakewood
Lexington
Lander
Long Beach
Miami
New York City
Oakland
Orlando
Owensboro
Pensacola
Phoenix
Pikeville
Portland
Providence
Salt Lake City
San Diego
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington
West Palm Beach
Williamson

SUBSIDIARIES

American Arab Aqua Culture Co. (Jordan)
Consortium of International Consultants, LLC
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Umwelt-Beratung, GmbH (Germany)
Ecology & Environment Engineering, Inc.
Ecology & Environment of Saudi Arabia Co., Ltd. (Saudi Arabia)
Ecology and Environment de Chile, S.A. (Chile)
Ecology and Environment Mexico S.A. de C.V. (Mexico)
Ecology and Environment do Brasil, Ltda. (Brazil)
Ecology and Environment International Services, Inc.
Ecology and Environment South America, Inc. (Grand Cayman)
Gestion Ambiental Consultores (Chile)
Gustavson Associates, LLC
Lowham Walsh Engineering and Environment Services, LLC
Servicios Ambientales Walsh S.A. (Ecuador)
Tianjin Green Engineering Company (China) (joint venture)
Walsh Environmental Scientists & Engineers, Inc.
Walsh Peru, S.A. (Peru)
YiYi Ecology and Environment Consulting (Wuxi) Co., Ltd.
Overstreet Orlando Mitigation Team, LLC

E & E has conducted over 50,000 projects in 96 countries–nearly every ecosystem on our planet.

40

ecology and environment, inc.

Celebrating 40 Years of Green Solutions

WWW.ENE.COM


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